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FOR IMMEDIATE RELEASE

Contact Erik Dieterle -- (612) 476-7245

                         SMITHTOWN BAY, LLC AND EXTENDS OFFER


     Minnetonka, Minnesota (February 25, 1999). Smithtown Bay, LLC has announced that it has increased its offer price to purchase Units of Limited Partnership Interests ("Units") of ML Media Partners, L.P. (the "Partnership") to $1,100 per Unit and extended its offer which is now scheduled to expire at 12 o'clock midnight, Eastern time on March 30, 1999. As of the close of business on February 22, 1999, 996 Units (0.53%) have been tendered to Smithtown Bay, LLC and not withdrawn.

     For copies of Supplement No. 1 to the Offer to Purchase please contact Mavricc Management Systems, Inc., at P.O. Box 7090, Troy, Michigan 48007-7090 or by telephone: 1-800-500-3243.